Exhibit (e.2)

Amended Exhibit A

to the

Distribution Agreement

Fund Names

Effective Date

Frontegra Phocas Small Cap Value Fund	April 2, 2018

Frontegra Timpani Small Cap Growth Fund	April 2, 2018

Frontegra MFG Global Equity Fund	April 2, 2018

Frontegra MFG Core Infrastructure Fund	April 2, 2018

Frontier MFG Global Plus Fund	April 2, 2018

Frontier MFG Select Infrastructure Fund	July 2, 2018